# First Midwest Bancorp, Inc.

## Sandler O'Neill
## 2010 East Coast Financial Services
## Investment Conference

**November 11, 2010**

# Forward Looking Statements & Additional Information

This presentation may contain, and during this presentation our management may make statements that may constitute "forward-looking statements" within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are not historical facts but instead represent only our beliefs regarding future events, many of which, by their nature, are inherently uncertain and outside our control. Forward-looking statements include, among other things, statements regarding our financial performance, business prospects, future growth and operating strategies, objectives and results. Actual results, performance or developments could differ materially from those expressed or implied by these forward-looking statements. Important factors that could cause actual results to differ from those in the forward-looking statements include, among others, those discussed in our Annual Report on Form 10-K, the preliminary prospectus supplement and other reports filed with the Securities and Exchange Commission, copies of which will be made available upon request. With the exception of fiscal year end information previously included in the audited financial statements in our Annual Report on Form 10-K, the information contained herein is unaudited. Except as required by law, we undertake no duty to update the contents of this presentation after the date of this presentation.

The Company's accounting and reporting policies conform to U.S. generally accepted accounting principles ("U. S. GAAP") and general practice within the banking industry. As a supplement to GAAP, the Company has provided non-GAAP performance results. The Company believes that these non-GAAP financial measures are useful because they allow investors to assess the Company's operating performance. Although the non-GAAP financial measures are intended to enhance investors' understanding of the Company's business and performance, these non-GAAP financial measures should not be considered an alternative to GAAP.

# First Midwest Presentation Index

- Who We Are

- Operating Performance

- Credit And Capital

- Market Opportunities

- Why First Midwest

# Who We Are

# Overview Of First Midwest

- Headquartered In Suburban Chicago
- $8.4bn Assets
  - $5.7bn Loans (5)
- $6.7bn Deposits
  - 68% Transactional
- $4.3bn Trust Assets



McHenry
Lake
IOWA
DuPage
Cook
Scott
Kendall
Rock Island
Will
La Salle
Grundy
Lake
Knox
ILLINOIS
INDIANA
Vermilion
Champaign


## Loan Mix



Covered Loans 8%
Commercial & Industrial 30%
Consumer 12%
Commercial Real Estate 50%
$5.7bn


## Deposit Mix[4]



Jumbo Time² 10%
Demand 19%
Retail Time¹ 21%
Savings & NOW 31%
Money Market 19%
$6.7bn


- Highly Efficient Platform - $67mm Of Deposits Per Branch Office
- Leading Market Share In Non-Downtown Chicago MSA [3]
  - #9 In Market Share
- 3 FDIC Acquisitions Since 4Q09

Note: Information as of 30-Sept-10.
[1] Defined as time deposits less than $100,000.
[2] Defined as time deposits greater than $100,000.
[3] Source: SNL Financial. Non-downtown ranking and market share based on total deposits in Chicago MSA less deposits in the city of Chicago. Data as of 31-Dec-09.
[4] Based on average deposit mix as of 30-Sept-10.
[5] Includes $488mm in covered loans stemming from three FDIC transactions since 30-Sept-09.

# Operating Performance

# Third Quarter Results

| Key Metrics | 3Q10 | 2Q10 | 3Q09 |
|---|---|---|---|
| PTPP Core Operating Earnings [1] (millions) | $34.9 | $34.7 | $30.2 |
| Net Income (millions) | $2.6 | $7.8 | $3.4 |
| Net Interest Margin | 4.05% | 4.21% | 3.66% |
| Efficiency Ratio | 59.9% | 57.9% | 59.1% |
| Loans [2] (billions) | $5.7 | $5.4 | $5.3 |
| Avg. Transactional Deposits (billions) | $4.5 | $4.3 | $3.9 |
| Tier 1 Common | 10.45% | 10.89% | 8.43% |

[1] PTPP Represents Pre-Tax, Pre-Provision earnings, which is a non-GAAP financial measure.  For reconciliation to GAAP measure, please refer to the appendix.
[2] Includes $488mm in covered loans stemming from three FDIC transactions since 30-Sept-09.

# Third Quarter Highlights

- **Strong Core Earnings**
  - Top Line Revenues, Solid Margin
  - Fee-Based Business Improvement
  - Acquisition Integration

- **Continued Lending; Elevated Credit Costs**
  - Loan Growth Offset By Remediation

- **Peer Leading Capital And Liquidity**

# Core Business Is Solid

## Net Interest Margin %



## Efficiency Ratio % [1]



## Pre-Tax, Pre-Provision Earnings / RWA [2]



Source: FMBI based on internal data; peer data from SNL Financial.
[1] Equal to non-interest expense divided by fully taxable equivalent (FTE) net interest income and non-interest income. Excludes nonrecurring items, sourced from SNL.
[2] This is a non-GAAP financial measure. For reconciliation to GAAP measure, please refer to the appendix.
[3] Chicago Peers based on median of MBFI, OSBC, PVTB, TAYC and WTFC.
[4] Metro Peers based on median of CATY, CBSH, CFR, FCF, FMER, FULT, MBFI, ONB, PVTB, SUSQ, UMPQ, VLY, WTFC, and WTNY.

9

# Continued Business Investment

- **Strengthening Sales**
  - Sales Staff Isolated From Remediation
  - Household Growth Up 10%
  - JD Power Retail Client Satisfaction: Second In Midwest

- **Internet Enhancement**
  - Streamlined Account Opening And Navigation
  - 34% Increase In Web Usage, 115% In Applications

- **Product Enhancement**
  - Mortgage Program
  - Overdraft Program
  - E-Statements

# Credit And Capital

# Addressing Realities Of Credit Cycle – Loan Portfolio Overview



**Home Equity 8%**

**Real Estate – 1- 4 Family 3%**

**Other Consumer 1%**

**Covered 8%**

**Consumer 12%**

**Commercial 80%**

**Total Loans = $5.7bn**

**C&I 30%**

**Office, Retail & Industrial 22%**

**Residential Construction 4%**

**Commercial Construction & Land 3%**

**Multi-family 6%**

**Other CRE 15%**

**Consumer Loans = $656mm**

- Branch originated
- Home equity dominated

**Commercial Loans = $4.5bn**

- ~95% in footprint
- Diversified + granular
- Most have personal guarantees

**People we know, businesses we know, markets we understand**

Note: Loan data as of 30-Sept-10.

# Commercial Real Estate Loan Mix



**2007 Loan Mix**

**$2.6bn**



**3Q10 Loan Mix**

**$2.8bn**

| Real Estate Loan Type ($000s) | 4Q 2007 | 3Q 2010 | % change |
|---|---|---|---|
| Office | $ 256,211 | $ 402,947 | 57% |
| Retail | $ 193,581 | $ 329,153 | 70% |
| Industrial | $ 374,286 | $ 483,549 | 29% |
| Residential Construction | $ 505,194 | $ 226,126 | -55% |
| Comm. Construction and Land | $ 388,193 | $ 193,041 | -50% |
| Multifamily | $ 217,266 | $ 350,458 | 61% |
| Other Commercial | $ 661,480 | $ 837,877 | 27% |
| **Total loans** | **$ 2,596,211** | **$ 2,823,151** | **9%** |



Note: Loan data as of 30-Sept-10.  Excludes covered loans acquired in FDIC-assisted transactions.

13

# Historical Credit Performance

## Non-Accrual Loans + 90s



| NALs + 90s / Loans | 1Q09 | 2Q09 | 3Q09 | 4Q09 | 1Q10 | 2Q10 | 3Q10 |
|---|---|---|---|---|---|---|---|
| Residential Construction & Land | 27.5% | 32.3% | 34.6% | 36.0% | 33.8% | 29.7% | 27.2% |
| Portfolio Excl. Resi. Const. & Land | 2.6% | 2.4% | 2.5% | 2.8% | 2.7% | 2.6% | 3.2% |
| Total | 4.8% | 4.9% | 5.0% | 4.8% | 4.3% | 3.8% | 4.3% |

## Net Charge-Offs



| NCOs / Avg. Loans - Annualized | 1Q09 | 2Q09 | 3Q09 | 4Q09 | 1Q10 | 2Q10 | 3Q10 |
|---|---|---|---|---|---|---|---|
| Residential Construction & Land | 8.91% | 7.31% | 4.78% | 42.55% | 6.00% | 14.97% | 7.44% |
| Portfolio Excl. Resi. Const. & Land | 1.29% | 1.33% | 2.10% | 3.54% | 1.15% | 0.83% | 2.36% |
| Total | 1.98% | 1.85% | 2.32% | 6.17% | 1.43% | 1.56% | 2.59% |

■ **Residential Construction & Land**　　■ **Portfolio Excl. Residential Construction & Land**

Note: Excludes covered loans acquired in FDIC-assisted transactions.

# Residential Construction



**4%**

| | Performing | Non-Performing |
|---|---|---|
| Size of Portfolio ($mm) | $165 | $61 |
| Median Loan Size ($000s) | $189 | $603 |
| Loans > $5mm, (Total Value) | 2, ($16.0mm) | 2, ($15.2mm) |
| % of Loans In-Market | 96% | 100% |
| % with Current (<1 yr.) Appraisal | 66% | 98% |
| % Maturing in 1 Year | 75% | NM |

### Performing Loans



Substantially Complete 25%
Mix & Other 1%
Raw Land 18%
In Construction 6%
Developed 50%

### Non-Performing Loans



Mix & Other 25%
Raw Land 42%
Substantially Complete 10%
In Construction 2%
Developed 21%

**3Q10 Loans = $226mm**

### Non-Accrual Loans + 90s ($mm)



### Net Charge-Offs ($mm)



| | 1Q09 | 2Q09 | 3Q09 | 4Q09 | 1Q10 | 2Q10 | 3Q10 | | 1Q09 | 2Q09 | 3Q09 | 4Q09 | 1Q10 | 2Q10 | 3Q10 |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **NALs + 90s / Loans** | 27.5% | 32.3% | 34.6% | 36.0% | 33.8% | 29.7% | 27.2% | **NCOs /Avg. Loans[1]** | 8.9% | 7.3% | 4.8% | 42.6% | 6.0% | 15.0% | 7.4% |

Note: Loan data as of 30-Sept-10.
[1] Annualized

# Office, Retail & Industrial



| | Office | Retail | Industrial |
|---|---|---|---|
| Size of Portfolio ($mm) | $403 | $329 | $484 |
| % Performing Loans Maturing Pre- 2012 | 33% | 29% | 25% |
| Median Loan Size ($000s) | $287 | $314 | $428 |
| Loans > $5mm, (Total Value) | 18, ($142mm) | 10, ($91mm) | 12, ($87mm) |
| Owner Occupied | 30% | 20% | 40% |
| % of Loans In-Market | 93% | 96% | 96% |
| NCOs YTD ($000s) | $1,586 | $4,366 | $870 |
| NCO / Avg. Loans (Annualized) | 53bps | 179bps | 25bps |



**3Q10 Loans: $1.2bn**

## Non-Accrual Loans + 90s ($mm)



# Delinquency Trends ($ in millions)



**Legend:** ■ Accruing Loans 30 – 89 Days Past Due    ■ Accruing Loans 90 Days or More Past Due

| Delinquency % | 1Q09 | 2Q09 | 3Q09 | 4Q09 | 1Q10 | 2Q10 | 3Q10 |
|---|---|---|---|---|---|---|---|
| 30-89 PD / Loans | 1.0% | 0.7% | 0.8% | 0.7% | 0.5% | 0.6% | 0.8% |
| 90+ PD / Loans | 1.4% | 0.5% | 0.1% | 0.1% | 0.2% | 0.1% | 0.2% |
| Total PD / Loans | 2.4% | 1.2% | 0.9% | 0.8% | 0.7% | 0.7% | 1.0% |

Note: Excludes covered loans acquired in FDIC-assisted transactions.

# Nonperforming Asset Trends

*$s In Millions*





*Levels Reflect Improvement; Influenced By Seasonality And Disposition Strategy*

# Addressing Reality of Credit Cycle

+ Problems Concentrated In Residential Construction
  + Reflects Illiquidity Of Suburban Market
  + Performance Influenced By Sales And Property Values
  + Portfolio Exposure Reduced

+ Credit Pressure Shifting
  + Cash Flowing Properties
  + Influenced By Consumer Demand
  + Continued Investment In Remediation

+ Focus On Reducing NPA Levels
  + 30 – 89 Day Delinquencies Down 6% From 3Q09
  + Adjusting Carrying Values To Market And Disposition Strategy
  + Continued Progress Influenced By Market Liquidity

# Leading Capital Foundation
## First Midwest vs. Peers

### Tier 1 Common



| FMBI Rank | | 1/6 | 6/15 |
|---|---|---|---|

### Total Capital



| | | 1/6 | 2/15 |
|---|---|---|---|

### Tier 1 RBC



| FMBI Rank | | 1/6 | 2/15 |
|---|---|---|---|

### NPA + 90 / TCE + LLR



| | | 2/6 | 11/15 |
|---|---|---|---|

Source: company data and SNL Financial.  FMBI as of a 30-Sept-10 and other companies as of 30-Jun-10.  FMBI Tier 1 Common excludes equity credit allocated to TARP warrants.
[1]  Chicago Peers based on median of MBFI, OSBC, PVTB, TAYC and WTFC.
[2]  Metro Peers based on median of CATY, CBSH, CFR, FCF, FMER, FULT, MBFI, ONB, PVTB, SUSQ, UMPQ, VLY, WTFC, and WTNY.

# Market Opportunities

# Market Disruption

- Environment Creates Opportunities

- Within Chicago Market
  - ~ 40 Failures Since Start Of 2009
  - ~ 45 Institutions ($14 Billion)  With Texas Ratio > 100%

- Well Positioned To Benefit
  - Strong Capital Position
  - Solid Reputation: In Marketplace 70+ Years
  - Tenured Sales Force
  - Experienced Management

strong
and
trusted
For 70 years and counting your friends, neighbors and local businesses have chosen First Midwest as the bank they trust most.
We're focused on the financial needs of the Chicagoland area – fully capable of supporting you through lending solutions, investment strategies and everything in between.
With some 100 branches, we continue to meet the needs of thousands of businesses and individuals through deeply-rooted fiscal responsibility and a sense of purpose that drives us to help you get things done . . . no matter what it takes.
Trust your financial life to professionals who share your values and know your neighborhood. At First Midwest, we'll help all your hard work pay off.
Get connected today.
1.800.241.1749 firstmidwest.com
First Midwest Bank

# Acquisition Opportunities

- **Selective Criteria**
  - Strategically And Financially Accretive

- **Ability To Strengthen The Company**

- **Leverages Our Skills**
  - Local Market Knowledge
  - Experienced And Successful Acquirer
    - 7 Deals, $2.7bn Since 2003

- **FDIC Becoming More Competitive**
  - Deals Likely Smaller
  - Eventual Shift From Assisted To Unassisted

# Acquisitions Made

| Acquisition | Date | Deposits | Core [1] | Loans | Branches | ~ House-holds | Pre-Tax Gain |
|---|---|---|---|---|---|---|---|
| First DuPage | 4Q09 | $232 | 26% | $212 | 1 | 3,000 | $13 |
| Peotone Bank And Trust | 2Q10 | $84 | 73% | $53 | 2 | 4,000 | $4 |
| Palos Bank And Trust | 3Q10 | $462 | 47% | $297 | 5 | 18,000 | $0 |
| Total | | $778 | | $562 | 8 | 25,000 | $17 |

## Expanded Footprint, Financially Accretive, Solid Deposit Retention (90+%)

All dollar amounts in millions.
(1) Defined as total deposits less time deposits.

# Why First Midwest

# Priorities for 2010

+ **Manage Through Credit Cycle**
  + Continued Remediation Focus

+ **Manage Capital And Changing Regulatory Environment**

+ **Position For Long-term Success**
  + Investment In Sales
  + Expand Market Presence
  + Pursue Growth Opportunities

# Why First Midwest

→ Strong Core

→ Working Through Cycle

→ Solid Capital; Liquidity

→ Experienced Team

→ Market Opportunities Available

**Positioned For Long-term Success**

# Questions?



# Appendix

# Reconciliation of Non-GAAP Measures

**($ in 000s)**

| First Midwest Bancorp, Inc. | *Press Release Dated October 20, 2010* |
|---|---|

***Pre-Tax, Pre-Provision Core Operating Earnings*** [1]

*Unaudited*

(Dollar amounts in thousands)

| | Quarters Ended | | |
|---|---|---|---|
| | **September 30, 2010** | June 30, 2010 | September 30, 2009 |
| (Loss) income before income tax (benefit) expense...... | $ **(1,387)** | $ 7,948 | $ (2,569) |
| Provision for loan losses ................................................. | **33,576** | 21,526 | 38,000 |
| Pre-tax, pre-provision earnings ................................. | **32,189** | 29,474 | 35,431 |
| ***Non-Operating Items*** | | | |
| Securities gains (losses), net............................................. | **6,376** | 1,121 | (6,975) |
| Gain on FDIC-assisted transaction.................................... | **-** | 4,303 | - |
| Gains on early extinguishment of debt............................. | **-** | - | 13,991 |
| Losses realized on other real estate owned..................... | **(8,265)** | (8,924) | (1,801) |
| Integration costs associated with FDIC-assisted acquisitions................................................................... | **(847)** | (1,772) | - |
| Total non-operating items ....................................... | **(2,736)** | (5,272) | 5,215 |
| **Pre-tax, pre-provision core operating earnings.........** | $ **34,925** | $ 34,746 | $ 30,216 |
| **Pre-tax, pre-provision core operating earnings to risk-weighted assets...............................** | **2.18%** | 2.19% | 1.94% |